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 **Brain Biosciences, Inc.**

David Beylin · 3rd

CEO at Brain Biosciences, Inc.

Washington D.C. Metro Area · 500+ connections · **Contact info**

The Johns Hopkins University - Carey Busines...

About

Specialties: Technology start-ups, university spin-outs, commercialization of medical devices, early stage fund-raising

 **Bioe.2011.5 Nature Bioentrepreneur Pape...**

Experience


CEO
Brain Biosciences, Inc.
Mar 2012 – Present · 7 yrs 10 mos
Rockville, Maryland

Brain Biosciences, Inc. is a Maryland-based company developing and manufacturing portable, high-resolution, low-cost Positron Emission Tomography (PET) instruments for preclinical and clinical research, as well as veterinary imaging.

Managing Director
BLN Scientific
Jan 2012 – Present · 8 yrs

Co-founder, Director
Otomagnetics, LLC
Mar 2012 – Oct 2019 · 7 yrs 8 mos
Bethesda, MD

Otomagnetics is a University of Maryland College Park spin-out developing a non-invasive method to effectively deliver drugs and other therapeutic payloads to the inner and middle ear, as well as the eye an other hard to reach targets.


SBIR Program Director
National Cancer Institute
Apr 2008 – Dec 2011 · 3 yrs 9 mos

Small Business Innovation Research (SBIR) Program
Areas of interest include cancer imaging, image-guided interventions, imaging agents and radiopharmaceuticals, radiation therapy

Member, Board of Directors
Nanoasis, Inc.

Jun 2008 – Jun 2009 · 1 yr 1 mo
NanOasis is developing a fundamentally new approach to lowering the cost and energy
requirements for desalination and other water purification applications utilizing carbon
nanotubes to make reverse osmosis membranes having breakthrough properties.

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Education

The Johns Hopkins University - Carey Business School
2012 – 2012



University of California, Berkeley, Haas School of Business
BioExecutive Institute
2009 – 2010



University of Maryland - Robert H. Smith School of Business
MBA, General Management
2007 – 2009
Activities and Societies: VP Part-time MBA Relations, Healthcare Business Assosciation

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